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Exhibit 7.3

BARCLAYS PLC

RATIOS OF EARNINGS UNDER UK GAAP TO COMBINED FIXED CHARGES
AND PREFERENCE SHARE DIVIDENDS

	Year ended 31st December
	2002	Restated 2001	Restated 2000	Restated 1999	Restated 1998
	(in £ millions except for ratios)
COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS
Total Interest excluding interest on trading liabilities and interest on deposits	2,045	2,669	1,896	1,419	1,497
Interests on trading liabilities	4,297	5,824	5,024	3,686	3,834
One third of rental expense	87	95	74	102	97
Preference share dividends	0	7	33	38	35

Total fixed charges excluding interest on deposits	6,429	8,595	7,027	5,245	5,463
Interests on deposits and current accounts	3,811	4,818	4,778	3,271	4,103

Total fixed charges including interests on deposits	10,240	13,413	11,805	8,516	9,566

EARNINGS
Income before taxes and minority interests (a)	3,205	3,425	3,392	2,478	1,910
Fixed charges excluding interests on deposits	6,429	8,588	6,994	5,207	5,428

	9,634	12,013	10,386	7,685	7,338
Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	11	13	14	21	(18)

Total earnings excluding interest on deposits	9,645	12,026	10,400	7,706	7,320
Interest on deposits and current accounts	3,811	4,818	4,778	3,271	4,103

Total earnings including interest on deposits	13,456	16,844	15,178	10,977	11,423

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDEND
Excluding interest on deposits	1.50	1.40	1.48	1.47	1.34

Including interest on deposits	1.31	1.26	1.29	1.29	1.19

a)
The income before taxes and minority interests, in 2002, for Barclays Bank PLC is £2 million lower than Barclays PLC (2001: £2 million; 1998–2000: £nil).

  There is no impact on the above ratios as a result of this difference.

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  Exhibit 7.3
BARCLAYS PLC RATIOS OF EARNINGS UNDER UK GAAP TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS